Exhibit 99.1

NEWS RELEASE
EnCana agrees to sell non-core Alberta properties
for $632 million (C$707 million) to Bonavista Energy Trust
CALGARY, Alberta (July 16, 2009) — EnCana Corporation (TSX, NYSE: ECA) has reached agreement on a transaction with Bonavista Energy Trust encompassing approximately 409,000 net acres of non-core natural gas and oil producing properties for approximately $632 million (C$707 million). Current production on these lands is approximately 60 million cubic feet of natural gas equivalent per day, after royalties (approximately 68 million cubic feet of natural gas equivalent per day before royalties). Production from the assets is about 80 percent natural gas and EnCana retains a lessor royalty on the majority of the lands. The transaction includes properties known as the Hoadley trend which covers an expansive area in west-central Alberta located west of Red Deer, running from Caroline north to the Pigeon Lake area just south of Edmonton.
“This sale reflects our ongoing efforts to high-grade our portfolio of producing assets and it represents a substantial portion of our 2009 divestiture target of between US$500 million and $1 billion. We continue to look for other opportunities for divestitures and acquisitions to improve the long-term value creation capacity of our extensive North American unconventional resource portfolio,” said Randy Eresman, EnCana’s President & Chief Executive Officer.
This sale has an effective date of April 1, 2009 and is subject to typical closing conditions and regulatory approvals. It is expected to close in the third quarter of 2009. Tristone Capital acted as EnCana’s financial advisor for the sale.
EnCana reports in U.S. dollars unless otherwise noted and follows U.S. protocols, which report gas and oil production, sales and reserves on an after-royalties basis.
EnCana Corporation
With an enterprise value of approximately US$45 billion, EnCana is a leading North American unconventional natural gas and integrated oilsands company. By partnering with employees, community organizations and other businesses, EnCana contributes to the strength and sustainability of the communities where it operates. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS — In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements”. Forward-looking statements in this news release include, but are not limited to: the company’s expected divestiture proceeds for 2009; potential future divestitures and acquisitions; and the anticipated timing and closing of the sale transaction. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: assumptions based on the company’s current guidance; the risk that any applicable closing conditions, regulatory approvals and matters associated with pre-emptive rights will not be met, obtained or waived; the risk that any party to the transactions fails to complete the transactions as required, or at all; the risk of war, hostilities, civil insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the

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reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and, except as required by law, EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.
Further information on EnCana Corporation is available on the company’s website, www.encana.com, or by contacting:

FOR FURTHER INFORMATION:
Investor contact:	Media contact:
EnCana Corporate Communications
Paul Gagne	Alan Boras
Vice-President, Investor Relations	Manager, Media Relations
(403) 645-2194	(403) 645-4747
Ryder McRitchie
Manager, Investor Relations
(403) 645-2007
Susan Grey
Manager, Investor Relations
(403) 645-4751

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